Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2022

This quarterly report provides Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2022, together with the related information.

Melco Resorts Finance Limited

Report for the Third Quarter of 2022

TABLE OF CONTENTS

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
GLOSSARY	6
EXCHANGE RATE INFORMATION	8
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	9
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2015 Credit Facilities” refer to the HK$13.65 billion (equivalent to approximately US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower (originally comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to approximately US$500 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility, and in respect of which, following the repayment on May 7, 2020 of all outstanding loan amounts (together with accrued interest and associated costs) other than the HK$1.0 million (equivalent to approximately US$0.1 million) which remained outstanding under the term loan facility and the HK$1.0 million (equivalent to approximately US$0.1 million) revolving credit facility commitment which remained available under the revolving credit facility, all other commitments were canceled), the maturity date of which was extended to June 2022 pursuant to a waiver letter executed on April 29, 2020, and was further extended to December 31, 2022 pursuant to an extension request letter executed on May 4, 2022;

•

“2020 Credit Facilities” refer to the senior facilities agreement dated April 29, 2020, entered into between, among others, our subsidiary MCO Nominee One Limited (“MCO Nominee One”), as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to approximately US$1.90 billion) in a revolving credit facility for a term of five years;

•

“2025 Senior Notes” refer to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 (the “First 2025 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on July 3, 2017 (the “Additional 2025 Senior Notes”);

•	“2026 Senior Notes” refer to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019;

•	“2027 Senior Notes” refer to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•

“2028 Senior Notes” refer to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 (the “First 2028 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on August 11, 2020 (the “Additional 2028 Senior Notes”);

•

“2029 Senior Notes” refer to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 (the “First 2029 Senior Notes”) and US$250.0 million in aggregate principal amount was issued on January 21, 2021 (the “Additional 2029 Senior Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government and our ability to obtain a final award of a new concession under the public tender being conducted by the Macau government and the terms and conditions of the concession contract, if we are granted one, (iii) growth of the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.849971 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.085447 to US$1.00.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2021. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the third quarter of 2022, our total operating revenues were US$136.6 million, a decrease of 63.9% from US$378.8 million of total operating revenues for the third quarter of 2021. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau, as well as decreased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire. Such decrease mainly resulted from the government-mandated temporary closure of our casinos in Macau in July 2022 and heightened travel restrictions in Macau and mainland China related to COVID-19 in the third quarter of 2022. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment for the operation of the Studio City Casino. Such reimbursement is included in general and administrative expenses.

Net loss for the third quarter of 2022 was US$211.4 million, compared to net loss of US$139.9 million for the third quarter of 2021. The increase in net loss was primarily attributable to the softer performance in gaming and non-gaming operations mentioned above, partially offset by lower amortization of the gaming subconcession in the third quarter of 2022.

The following summarizes the results of our operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(In thousands of US$)
Total operating revenues	$136,619	$378,778	$726,731	$1,379,747
Total operating costs and expenses	$(276,614)	$(447,083)	$(1,071,669)	$(1,573,631)
Operating loss	$(139,995)	$(68,305)	$(344,938)	$(193,884)
Net loss	$(211,440)	$(139,903)	$(545,736)	$(392,819)

Results of Operations

City of Dreams Third Quarter Results

For the quarter ended September 30, 2022, total operating revenues at City of Dreams were US$81.5 million, compared to US$268.2 million in the third quarter of 2021. The year-over-year decrease in the total operating revenues was primarily a result of softer performance in all gaming segments and non-gaming operations.

Rolling chip volume was US$332.2 million for the third quarter of 2022 versus US$2.79 billion in the third quarter of 2021. The rolling chip win rate was 4.53% in the third quarter of 2022 versus 3.46% in the third quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$133.5 million in the third quarter of 2022, compared with US$617.7 million in the third quarter of 2021. The mass market table games hold percentage was 28.6% in both the third quarters of 2022 and 2021.

Gaming machine handle for the third quarter of 2022 was US$137.4 million, compared with US$376.9 million in the third quarter of 2021. The gaming machine win rate was 4.3% in the third quarter of 2022 versus 3.1% in the third quarter of 2021.

Total non-gaming revenue at City of Dreams in the third quarter of 2022 was US$34.2 million, compared with US$54.6 million in the third quarter of 2021.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2022, total operating revenues at Altira Macau were US$2.5 million, compared with US$10.3 million in the third quarter of 2021.

In the mass market table games segment, drop was US$18.4 million in the third quarter of 2022 versus US$28.7 million in the third quarter of 2021. The mass market table games hold percentage was 4.8% in the third quarter of 2022, compared with 25.8% in the third quarter of 2021.

Gaming machine handle for the third quarter of 2022 was US$33.2 million, compared with US$59.1 million in the third quarter of 2021. The gaming machine win rate was 2.9% in the third quarter of 2022 versus 3.6% in the third quarter of 2021.

Total non-gaming revenue at Altira Macau in the third quarter of 2022 was US$1.3 million, compared with US$2.1 million in the third quarter of 2021.

Mocha and Other Third Quarter Results

Total operating revenues from Mocha and Other were US$18.8 million in the third quarter of 2022, compared to US$22.2 million in the third quarter of 2021.

Mass market table games drop was US$17.8 million in the third quarter of 2022 and the mass market table games hold percentage was 20.3% for the third quarter of 2022.

Gaming machine handle for the third quarter of 2022 was US$327.6 million, compared with US$491.3 million in the third quarter of 2021. The gaming machine win rate was 4.7% in the third quarter of 2022 versus 4.5% in the third quarter of 2021.

Other Factors Affecting Third Quarter Earnings

Total net non-operating expenses for the third quarter of 2022 were US$71.0 million, which mainly included interest expenses of US$68.3 million, compared with total net non-operating expenses of US$71.1 million for the third quarter of 2021, which mainly included interest expenses of US$58.7 million and net foreign exchange losses of US$9.7 million.

Nine Months’ Results

For the nine months ended September 30, 2022, our total operating revenues were US$726.7 million, a decrease of 47.3% from US$1.38 billion for the nine months ended September 30, 2021. The decrease in total operating revenues was primarily due to a softer performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau, as well as decreased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire. Such decrease mainly resulted from the government-mandated temporary closure of our casinos in Macau in July 2022 and heightened travel restrictions in Macau and mainland China related to COVID-19 in the nine months ended September 30, 2022.

Net loss for the nine months ended September 30, 2022 was US$545.7 million, compared with net loss of US$392.8 million in the comparable period of 2021. The increase in net loss was primarily attributable to softer performance in gaming and non-gaming operations in the nine months ended September 30, 2022 mentioned above.

Liquidity and Capital Resources

We have relied and intend to rely on cash generated from our operations and debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be. We expect to have significant capital expenditures in the future as we continue to develop our properties. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of September 30, 2022, we held cash and cash equivalents of US$639.9 million and restricted cash of US$51.0 million. Further, HK$5.31 billion (equivalent to approximately US$677.6 million) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to approximately US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(In thousands of US$)
Net cash used in operating activities	$(97,432)	$(94,950)	$(449,391)	$(201,247)
Net cash (used in) provided by investing activities	$(171,263)	$627	$(559,156)	$(74,548)
Net cash provided by financing activities	$398,406	$499	$819,012	$9,787
Effect of exchange rate on cash, cash equivalents and restricted cash	$(277)	$(2,579)	$(5,813)	$(3,758)

Increase (decrease) in cash, cash equivalents and restricted cash	$129,434	$(96,403)	$(195,348)	$(269,766)
Cash, cash equivalents and restricted cash at beginning of period	$561,449	$721,158	$886,231	$894,521

Cash, cash equivalents and restricted cash at end of period	$690,883	$624,755	$690,883	$624,755

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash used in operating activities was US$97.4 million for the third quarter of 2022, compared to net cash used in operating activities of US$95.0 million for the third quarter of 2021.

Net cash used in operating activities was US$449.4 million for the nine months ended September 30, 2022, compared to net cash used in operating activities of US$201.2 million for the nine months ended September 30, 2021. Both changes were primarily due to the softer performance of operations as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$171.3 million for the third quarter of 2022, compared to net cash provided by investing activities of US$0.6 million for the third quarter of 2021. The change was primarily due to the funds to an affiliated company during the third quarter of 2022.

Net cash used in investing activities of US$171.3 million for the third quarter of 2022 mainly included funds to an affiliated company of US$160.0 million and payments for the acquisition of property and equipment of US$11.4 million.

Net cash provided by investing activities of US$0.6 million for the third quarter of 2021 mainly included the withdrawal of a bank deposit with an original maturity over three months of US$20.0 million, partially offset by payments for the acquisition of property and equipment of US$19.5 million.

Payments for the acquisition of property and equipment for the third quarters of 2022 and 2021 were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Net cash used in investing activities was US$559.2 million for the nine months ended September 30, 2022, compared to net cash used in investing activities of US$74.5 million for the nine months ended September 30, 2021. The change was primarily due to the funds to an affiliated company, partially offset by lower payments for the acquisition of property and equipment during the nine months ended September 30, 2022.

Net cash used in investing activities of US$559.2 million for the nine months ended September 30, 2022 mainly included funds to an affiliated company of US$521.9 million, payments for the acquisition of property and equipment of US$28.8 million and payments for the acquisition of intangible assets of US$8.7 million.

Net cash used in investing activities of US$74.5 million for the nine months ended September 30, 2021 mainly included payments for the acquisition of property and equipment of US$71.9 million.

Payments for the acquisition of property and equipment for the nine months ended September 30, 2022 and 2021 were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash provided by financing activities amounted to US$398.4 million for the third quarter of 2022, which primarily represented the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$400.0 million.

Net cash provided by financing activities amounted to US$0.5 million for the third quarter of 2021, which primarily represented funds from an affiliated company.

Net cash provided by financing activities amounted to US$819.0 million for the nine months ended September 30, 2022, which primarily represented the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$820.0 million.

Net cash provided by financing activities amounted to US$9.8 million for the nine months ended September 30, 2021, which primarily represented the proceeds from the issuance of the Additional 2029 Senior Notes of US$258.1 million, which priced at 103.250% of the principal amount, partially offset by the repayment of the outstanding revolving credit facility under the 2020 Credit Facilities of US$249.9 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of September 30, 2022:

As of September 30, 2022
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2028 Senior Notes	$850,000
2029 Senior Notes	$1,150,000
2015 Credit Facilities	$127
2020 Credit Facilities	$1,217,072

$5,317,199

On August 16, 2022, MCO Nominee One received confirmation that the majority of lenders of 2020 Credit Facilities agreement dated April 29, 2020 have consented and agreed to a waiver extension of the financial condition covenants contained therein, being the interest cover ratio (the ratio of consolidated EBITDA to consolidated net finance charges), the senior leverage ratio (the ratio of consolidated total debt to consolidated EBITDA) and the total leverage ratio (the ratio of consolidated total debt to consolidated EBITDA). The existing waiver remains valid in respect of the relevant periods ending on the December 31, 2022 test date, and the waiver extension granted extends that waiver for all relevant periods to and including the March 31, 2024 test date. MCO Nominee One has paid a customary fee to all consenting lenders in relation to such consent and such consent has become effective on August 17, 2022.

On August 24, 2022, MCO Nominee One drew down US$400.0 million under the 2020 Credit Facilities, out of which US$160.0 million has been advanced to Melco for working capital and corporate purposes.

Recent Developments

Developments in Relation to the Concession Tender Process

On September 14, 2022, Melco Resorts Macau submitted its detailed proposal in relation to the public tender for the award of new gaming concessions launched by the Macau government in July 2022 and further to negotiations with the Macau government, on November 21, 2022, it submitted a subsequent proposal for the award of a new concession.

On November 26, 2022, it was announced that the Macau government provisionally awarded a ten-year concession to operate games of fortune and chance in casinos in Macau to Melco Resorts Macau. The final award of such concession, and the terms and conditions of the concession contract, remain subject to the determination of the Macau government.

COVID-19 Developments

Uncertainty around COVID-19 outbreaks and related restrictions continue to have a material effect on our operations, financial position, and future prospects into the fourth quarter of 2022.

On August 2, 2022, the validity of nucleic acid tests to enter Macau was set at 48 hours for entry from Zhuhai and reduced to 24 hours from October 30, 2022. Since September 1, 2022, certain non-Macau resident individuals who are not residents of Taiwan, Hong Kong, and the PRC became eligible to enter Macau without prior approval provided they hold passports issued by the 41 countries specified by the Macau government or comply with certain conditions imposed by the Macau government, subject to valid nucleic acid tests, and, from November 12, 2022, a five-day quarantine at a government designated facility and a three-day home quarantine period. On November 1, 2022, China’s National Immigration Administration commenced electronic processing of visa applications for individual or group travel to Macau.

Uncertainty around COVID-19 outbreaks is expected to continue for at least the remainder of 2022 with travel bans or restrictions, visa restrictions, and quarantine requirements being key factors impacting performance for the year.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022

Page

Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$639,903	$885,958
Restricted cash	50,980	273
Accounts receivable, net	39,588	49,143
Receivables from affiliated companies	763,892	675,719
Inventories	15,869	17,933
Prepaid expenses and other current assets	41,372	29,405

Total current assets	1,551,604	1,658,431

Property and equipment, net	2,424,873	2,636,138
Gaming subconcession, net	2,843	27,065
Intangible assets, net	9,173	13,392
Goodwill	81,185	81,721
Long-term prepayments, deposits and other assets	61,895	72,513
Receivables from affiliated companies, non-current	1,747,349	1,255,907
Operating lease right-of-use assets	29,010	24,748
Land use rights, net	281,390	291,378

Total assets	$6,189,322	$6,061,293

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$3,889	$4,498
Accrued expenses and other current liabilities	498,756	610,884
Income tax payable	2,189	3,001
Operating lease liabilities, current	4,398	7,599
Current portion of long-term debt, net	127	128
Payables to affiliated companies	73,324	95,294

Total current liabilities	582,683	721,404

Long-term debt, net	5,294,075	4,472,368
Other long-term liabilities	3,797	3,504
Deferred tax liabilities, net	8,738	9,216
Operating lease liabilities, non-current	25,298	20,333

Total liabilities	5,914,591	5,226,825

Shareholder’s equity:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	—	—
Additional paid-in capital	1,881,209	1,863,861
Accumulated other comprehensive (losses) income	(25,555)	5,794
Accumulated losses	(1,580,923)	(1,035,187)

Total shareholder’s equity	274,731	834,468

Total liabilities and shareholder’s equity	$6,189,322	$6,061,293

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Operating revenues:
Casino	$85,879	$320,616	$538,410	$1,135,203
Rooms	6,564	18,669	31,410	66,235
Food and beverage	4,623	10,878	22,670	40,456
Entertainment, retail and other	39,553	28,615	134,241	137,853

Total operating revenues	136,619	378,778	726,731	1,379,747

Operating costs and expenses:
Casino	(123,905)	(275,011)	(549,577)	(973,711)
Rooms	(5,759)	(7,053)	(19,597)	(23,462)
Food and beverage	(8,452)	(12,031)	(32,088)	(40,486)
Entertainment, retail and other	(2,978)	(4,660)	(9,521)	(15,899)
General and administrative	(63,187)	(61,326)	(208,512)	(253,724)
Pre-opening costs	—	—	—	(195)
Amortization of gaming subconcession	(2,844)	(14,307)	(29,932)	(42,990)
Amortization of land use rights	(2,692)	(2,716)	(8,091)	(8,161)
Depreciation and amortization	(66,650)	(67,511)	(205,590)	(200,843)
Property charges and other	(147)	(2,468)	(8,761)	(14,160)

Total operating costs and expenses	(276,614)	(447,083)	(1,071,669)	(1,573,631)

Operating loss	(139,995)	(68,305)	(344,938)	(193,884)

Non-operating income (expenses):
Interest income	1,268	621	2,374	2,443
Interest expenses, net of amounts capitalized	(68,274)	(58,666)	(192,250)	(175,022)
Other financing costs	(1,651)	(3,367)	(5,128)	(9,639)
Foreign exchange losses, net	(2,603)	(9,699)	(5,103)	(15,584)
Other income, net	302	—	438	—

Total non-operating expenses, net	(70,958)	(71,111)	(199,669)	(197,802)

Loss before income tax	(210,953)	(139,416)	(544,607)	(391,686)
Income tax expense	(487)	(487)	(1,129)	(1,133)

Net loss	$(211,440)	$(139,903)	$(545,736)	$(392,819)

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cash flows from operating activities:
Net cash used in operating activities	$(97,432)	$(94,950)	$(449,391)	$(201,247)

Cash flows from investing activities:
Funds to an affiliated company	(160,000)	—	(521,860)	—
Acquisition of property and equipment	(11,402)	(19,529)	(28,837)	(71,879)
Acquisition of intangible assets	—	—	(8,683)	(3,136)
Proceeds from sale of property and equipment	139	190	224	467
Placement of a bank deposit with an original maturity over three months	—	—	—	(19,966)
Withdrawal of a bank deposit with an original maturity over three months	—	19,966	—	19,966

Net cash (used in) provided by investing activities	(171,263)	627	(559,156)	(74,548)

Cash flows from financing activities:
Payments of deferred financing costs	(1,820)	(2)	(1,936)	(2,123)
Funds from an affiliated company	226	501	948	3,672
Proceeds from long-term debt	400,000	—	820,000	258,125
Principal payments on long-term debt	—	—	—	(249,887)

Net cash provided by financing activities	398,406	499	819,012	9,787

Effect of exchange rate on cash, cash equivalents and restricted cash	(277)	(2,579)	(5,813)	(3,758)

Increase (decrease) in cash, cash equivalents and restricted cash	129,434	(96,403)	(195,348)	(269,766)
Cash, cash equivalents and restricted cash at beginning of period	561,449	721,158	886,231	894,521

Cash, cash equivalents and restricted cash at end of period	$690,883	$624,755	$690,883	$624,755

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(48,675)	$(41,312)	$(164,077)	$(151,107)
Cash paid for income taxes	$—	$—	$(2,354)	$(2,367)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(628)	$(4,641)	$(7,303)	$(13,295)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification	$137	$(16)	$8,359	$8,840
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$(1,503)	$(4,698)	$5,205	$10,922
Change in payables to affiliated companies related to sale of assets held for sale	$(15,562)	$—	$(15,562)	$—

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

	September 30,	December 31,
	2022	2021
Cash and cash equivalents	$639,903	$885,958
Current portion of restricted cash	50,980	273

Total cash, cash equivalents and restricted cash	$690,883	$886,231

F-4